Exhibit 99.2

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

June 30, 2025

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

June 30, 2025

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Six Months Ended
	June 30,
	2025	2024

	U.S. dollars in thousands
NET REVENUES	4,079	2,572
COST OF REVENUES	1,607	1,404
GROSS PROFIT	2,472	1,168
RESEARCH AND DEVELOPMENT EXPENSES, net	964	659
SELLING AND MARKETING EXPENSES	2,035	3,487
GENERAL AND ADMINISTRATIVE EXPENSES	3,851	5,470
OPERATING LOSS	(4,378)	(8,448)
FINANCIAL INCOME	1,338	7,157
FINANCIAL EXPENSES	1,093	1,797
FINANCIAL INCOME, net	245	5,360
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(4,133)	(3,088)
LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars)	0.00	0.00
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	18,030,006	11,760,458

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2025	2024

	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	2,866	4,617
Restricted cash	160	—
Trade receivables	5,350	2,539
Prepaid expenses and other receivables	1,010	1,104
Inventory	3,169	3,651
	12,555	11,911
NON-CURRENT ASSETS:
Restricted cash	—	148
Fixed assets	126	135
Right-of-use assets	163	302
Intangible assets	5,531	5,547
	5,820	6,132
TOTAL ASSETS	18,375	18,043

CURRENT LIABILITIES:
Account payable	835	1,168
Lease liabilities	214	353
Allowance for deductions from revenue	10,541	9,288
Derivative financial instruments	11	1,421
Accrued expenses and other current liabilities	10,686	9,993
	22,287	22,223

NON-CURRENT LIABILITIES:
Lease liabilities	—	3
Royalty obligation	500	500
	500	503
TOTAL LIABILITIES	22,787	22,726

CAPITAL DEFICIENCY:
Ordinary shares	63,404	35,036
Additional paid-in capital	350,303	375,082
Accumulated deficit	(418,119)	(414,801)
TOTAL CAPITAL DEFICIENCY	(4,412)	(4,683)
TOTAL LIABILITIES CAPITAL DEFICIENCY	18,375	18,043

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

(Unaudited)

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity (capital deficiency)

	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2025	35,036	375,082	(414,801)	(4,683)

CHANGES IN THE SIX-MONTHS PERIOD ENDED JUNE 30, 2025:
Share-based compensation to employees and service providers	—	—	815	815
Issuance of ordinary shares (including resulting from warrants exercise), net of issuance costs	26,949	(23,360)	—	3,589
Issuance of ordinary shares for vested RSUs	1,419	(1,419)	—	—
Comprehensive loss	—	—	(4,133)	(4,133)
BALANCE AT JUNE 30, 2025	63,404	350,303	(418,119)	(4,412)

BALANCE AT JANUARY 1, 2024	21,441	388,363	(407,735)	2,069
CHANGES IN THE SIX-MONTHS PERIOD ENDED JUNE 30, 2024:
Share-based compensation to employees and service providers	—	—	766	766
Issuance of ordinary shares, net of expenses	13,135	(12,821)	—	314
Issuance of ordinary shares for vested RSUs	209	(209)	—	—
Comprehensive loss	—	—	(3,088)	(3,088)
BALANCE AT JUNE 30, 2024	34,785	375,333	(410,057)	61

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2025	2024

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Loss	(4,133)	(3,088)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	297	229
Depreciation	152	402
Amortization of intangible assets	16	16
Gains from early termination of leases, net	—	(23)
Fair value gains on derivative financial instruments net of recognition of unrecognized day 1 loss	(1,269)	(7,108)
Issuance costs in respect of warrants	—	1,497
Warrants issued as fees under a Market Purchase Agreement	518	—
Exchange differences and revaluation of bank deposits	26	(4)
	(260)	(4,991)
Changes in assets and liability items:
Decrease (increase) in trade receivables	(2,811)	1,617
Decrease (increase) in prepaid expenses and other receivables	94	(108)
Decrease in inventories	482	585
Decrease in accounts payable	(333)	(1,366)
Increase (decrease) in accrued expenses and other liabilities	693	(631)
Increase in allowance for deductions from revenue	1,253	1,797
	(622)	1,894
Net cash used in operating activities	(5,015)	(6,185)
INVESTING ACTIVITIES:
Purchase of fixed assets	(4)	(1)
Net cash used in investing activities	(4)	(1)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	3,448	8,263
Decrease in restricted cash	—	51
Payment of principal with respect to lease liabilities	(189)	(414)
Net cash provided by financing activities	3,259	7,900
INCREAE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,760)	1,714
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	9	(6)
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	4,617	5,569
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	2,866	7,277
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	89	38
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	10	28
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	—	5
Decrease in lease liability (with corresponding decrease in right of use asset in amount of $170 in the six months ended June 30, 2024) resulting from early termination of lease	—	193

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.General

1)	RedHill Biopharma Ltd. (the “Company”), incorporated on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company primarily focused on gastrointestinal (“GI”) diseases and infectious diseases.

The Company’s ordinary shares were traded on the Tel-Aviv Stock Exchange (“TASE”) from February 2011 to February 2020, after which the Company voluntarily delisted from trading on the TASE, effective February 13, 2020. The Company’s American Depositary Shares (“ADSs”) were traded on the Nasdaq Capital Market from December 27, 2012, were listed on the Nasdaq Global Market (“Nasdaq”) from July 20, 2018, and have been again listed on the Nasdaq Capital Market since November 15, 2023.

On March 23, 2023, the Company changed the ADS ratio from 1 ADS representing 10 ordinary shares to 1 ADS representing 400 ordinary shares. On August 20, 2024, the Company changed the ADS to ordinary share ratio from 1 ADS representing 400 ordinary shares to 1 ADS representing 10,000 ordinary shares. All data denominated in ADS were adjusted for these ratio changes.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally or acquired through in-licensing agreements. As of the date of approval of these condensed consolidated interim financial statements, the Company commercializes in the U.S. Talicia® for the treatment of Helicobacter pylori infection in adults, the first product approved by the U.S. Food and Drug Administration (“FDA”) being developed primarily internally by the Company. Until February 1, 2023, the Company commercialized Movantik® in the U.S, for the treatment of opioid-induced constipation. See also note 15 (6) in the annual financial statements as of December 31, 2024 regarding the transfer of the Company’s rights in Movantik® to HCR Collateral Management, LLC (“HCRM”) in exchange for all the Company’s debt obligations under the Credit Agreement with HCRM, as well as the Global Termination Agreement, which terminated all remaining credit ties related to this transaction. The Company also continues to advance the development part of its late-stage therapeutic candidates.
3)	Through June 30, 2025, the Company had an accumulated deficit and negative working capital, and its activities have been funded primarily through public and private offerings of the Company’s securities and senior secured borrowing (now fully extinguished, see note 15(6) in the annual financial statements as of December 31, 2024). There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through other non-dilutive financing, see also note 10 regarding funds received from the Any Market Purchase Agreement subsequent to June 30, 2025. Furthermore, the Company actively pursuing and holding discussions with multiple parties regarding potential strategic transactions including the possible divestment of certain of the Company’s assets and/or its commercial operations, which the Company expects would provide it with additional capital, although there can be no assurance that these discussions will result in any such transaction. The Company’s current cash resources are not sufficient to complete the research and development of its therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as supporting

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

its commercial operations, based on a prioritized plan expected to result in negative cash flows from operating activities. Management believes that there is presently insufficient funding available to allow the Company to fund its activities for a period exceeding one year from the date of this filing. In addition, as of the reporting date, the Company has a significant amount of obligations related to allowance for deductions from revenues that are past due, including certain obligations that are materially overdue. The Company is actively engaging with various counterparties in an effort to reach structured payment arrangements. While management believes there is a reasonable possibility that such arrangements could be reached and that payments could be rescheduled in line with the Company’s cash flow capabilities, no formal agreements have been finalized to date, and there can be no assurance such arrangements will be achieved.

These conditions and events indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern.

The accompanying condensed consolidated interim financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

4)	In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these condensed consolidated interim financial statements, the war in Israel is ongoing and continues to evolve. In June 2025, a new round of direct hostilities broke out between Israel and Iran, during which Israel attacked a range of targets in Iran. During the six months ended June 30, 2025, the impact of these events on the Company's results and financial condition was immaterial, but such impact may increase.

b. Approval of the condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Board of Directors (the "BoD") on September 4, 2025.

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES:

 The Company’s condensed consolidated interim financial statements for the six months ended June 30, 2025 (the "Condensed Consolidated Interim Financial Statements"), have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, that are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2024, and their accompanying notes, which have been prepared in accordance with IFRS® Accounting Standarts as issued by the International Accounting Standarts Board ("IASB"). The results of operations for the six months ended June 30, 2025, are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2024.

The Company's annual financial statements as of December 31, 2024 included information regarding new international financial reporting standards and amendments to existing standards that are not yet mandatory and have not been early adopted by the Company. As of the date of approval of these condensed interim financial statements, there are no new standards or amendments to existing standards that are relevant to the Company that were not disclosed in the Company's annual financial statements as of December 31, 2024.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 - SIGNIFICANT EVENTS DURING THE CURRENT REPORTING PERIOD:

a.	On February 24, 2025, the Company entered into an exclusive license agreement with Hyloris Pharmaceuticals SA (“Hyloris”) for the development and commercialization of RHB-102 (Bekinda®) in all territories outside the United States, Canada and Mexico. Under the agreement, the Company received a payment of $0.1 million and is entitled to minimum annual payments. In addition, the Company is entitled to receive up to $60 million in potential milestone payments contingent upon achieving specified commercial targets, and tiered royalties of up to the mid-20% on net sales, net of certain cost recoupments.
b.	Through June 30, 2025, the Company sold 890,001 ADSs under its at-the-market (ATM) offering program at an average price of $3.85 per ADS, generating net proceeds of approximately $3.3 million, net immaterial issuance expenses.
c.	On May 14, 2025, the Company and the investors from the April 2024 offering agreed to the exercise of all 85,779 warrants issued in that offering, at a reduced exercise price of $1.50 per ADS (reduced from the prior exercise price of $18.75 per ADS), resulting in gross proceeds of approximately $0.13 million.
d. On June 20, 2025, the Company entered into a committed equity line purchase agreement (the “Any Market Purchase Agreement”) with Alumni Capital LP (“Alumni”), pursuant to which the Company obtained the right, at its sole discretion and subject to certain conditions, to sell up to $10 million of ADSs to Alumni. Sales under the agreement, if and when initiated by the Company through written purchase notices, will be executed at a price per ADS calculated based on formulas reflecting discounts to prevailing market prices. In addition, the Company may issue prefunded warrants instead of ADSs under certain purchase notices, subject to contractual ownership limitations. See note 10 for details of drawings made subsequent to June 30, 2025.

In connection with the agreement, the Company issued to Alumni as a fee, a commitment warrant to purchase up to 333,333 ADSs at an exercise price of $3.00 per ADS for no consideration. The commitment warrant was accounted as a share-settled share-based payment to Alumni and was carried at initial recognition of the agreement as an immediate expense for the service, recorded in the Consolidated Statements of Comprehensive Loss under financial expenses, with a corresponding adjustment to accumulated deficit.

The fair value of the warrant was computed using the Black and Scholes option pricing model. The fair value was based on the price of an ADS on June 20, 2025, and based on the following parameters: risk-free interest rates of 4.04% and an average standard deviation of 125.2%.

In addition, the Company recognized transactions costs of $0.1 million as a financial expense.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 4: - ALLOWANCE FOR DEDUCTIONS FROM REVENUES:

The following table shows the movement of the allowance for deductions from revenues:

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2025	7,863	1,425	9,288
Increases	4,085	93	4,178
Decreases (utilized)	(2,490)	(607)	(3,097)
Adjustments	13	159	172
As of June 30, 2025	9,471	1,070	10,541
	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2024	8,087	2,567	10,654
Increases	4,565	103	4,668
Decreases (utilized)	(3,184)	(518)	(3,702)
Adjustments	423	408	831
As of June 30, 2024	9,891	2,560	12,451

NOTE 5 - SHARE-BASED PAYMENTS:

On March 26, 2025, the BoD granted 78,950 RSUs to employees and consultants of the Company. These RSUs will vest in 8 equal quarterly installments over two years and had a fair value of $0.2 million on the grant date, based on the ADS price on that date. In addition, the general meeting of the Company’s shareholders held on May 26, 2025, following approval by the Company’s Board of Directors in March 2025, approved the grant of 30,350 RSUs to the Company’s directors and Chief Executive Officer, on the same terms. The fair value of these RSUs on the approval date was $0.1 million.

NOTE 6 - NET REVENUES:

	Six Months Ended June 30,
	2025	2024

	U.S dollars in thousands
Licensing revenues (1)	359	—
Sales of products (2)	3,720	2,572
	4,079	2,572

1) During the six months ended June 30, 2025, the Company recognized: (i) $0.3 million under the license agreement with Hyloris, comprised of: $0.1 million from a payment received at signing and $0.2 million, representing the present value of the minimum annual amounts payable to the Company from 2027 through 2035, as further detailed in Note 3(a)); (ii) $0.07 million in royalty revenues related to the license agreement with Gaelan Medical Trade LLC (“Gaelan”), for Talicia® in the UAE, as further detailed in note 15(7) to the annual financial statements as of December 31, 2024.

2) Net revenues from sales of Talicia® were $3.7 million for the six months ended June 30, 2025, including $0.5 million from sales to Gaelan. Net revenues from product sales (mainly Talicia®) for the six months ended June 30, 2024, were $3.5 million, including $0.5 million from sales to Gaelan. During the six months ended June 30, 2024, the Company recognized contra-revenues of ($0.9) million related to Movantik®, primarily due to product returns following its divestiture on February 1, 2023, as further detailed in Note 15(6) to the annual financial statements as of December 31, 2024.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 - FINANCIAL INSTRUMENTS:

a.	The Company’s derivative financial liability, represented by warrants, is measured at fair value and classified as level 3. Fair value adjustments are recognized in profit or loss as financial income or expenses. The following table presents the change in this level 3 derivative liability for the six months ended June 30, 2025, and June 30, 2024:

	Derivative financial instruments
	Six Months Ended June 30,
	2025	2024

	U.S. dollars in thousands
Balance at beginning of the period	1,421	741
Initial recognition of financial liability	—	9,860
Initial recognition of unrecognized day 1 loss		(952)
Exercise of financial liability	(141)	—
Fair value adjustments recognized in profit or loss and recognition of day 1 loss	(1,269)	(7,108)
Balance at end of the period	11	2,541

The fair value of the warrants is computed using the Black-Scholes model. As of June 30, 2025, it is based on the ADS price on that date and the following key parameters: risk-free interest rate of 3.70%- 3.71% and volatility of 138.97%-149.56%. As of June 30, 2024, it is based on the ADS price on that date and the following key parameters: risk-free interest rate of 4.35%-4.48% and volatility of 120.5%-133.6%.

b. The carrying amount of cash equivalents, bank deposits, restricted cash, receivables, account payables and accrued expenses approximate their fair value mainly due to their short-term characteristics.

NOTE 8 - SEGMENT INFORMATION:

The Chief Executive Officer is the Company’s Chief Operating Decision Maker (“CODM”). The CODM allocates resources and assesses the Company’s performance based on the following segmentation: Commercial Operations and Research & Development.

Adjusted EBITDA represents net loss before depreciation, amortization, and financial income (expenses), adjusted to exclude share-based compensation and gains from early termination of leases.

The following table presents segment profitability and a reconciliation to the consolidated net loss and comprehensive loss for the periods indicated:

	Six Months Ended June 30,
	2025	2024
	U.S. dollars in thousands
Commercial Operations Segment Adjusted EBITDA	(987)	(4,681)
Research And Development Adjusted EBITDA	(2,926)	(3,143)
Financial income, net	245	5,360
Share-based compensation to employees and service providers	(297)	(229)
Depreciation	(152)	(402)
Amortization of intangible assets	(16)	(16)
Gain from early termination of lease	—	23
Consolidated Comprehensive loss	(4,133)	(3,088)
Supplementary information on material income or expense items included in the segment results:
Licensing revenues included in the Research And Development Adjusted EBITDA	359	—

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 9 - LOSS PER ORDINARY SHARE:

The Company had three categories of potentially dilutive ordinary shares: warrants issued to investors, options and RSUs issued to employees and service providers. The basic and diluted loss per ordinary share are the same since the effect of all potentially diluted ordinary shares for all reporting periods is anti-dilutive.

NOTE 10 - EVENT SUBSEQUENT TO JUNE 30, 2025:

Until September 4, 2025, the Company made drawings under its Any Market Purchase Agreement with Alumni Capital LP (see Note 3(d) above). During this period, the Company issued 1,013,908 ADSs in multiple tranches pursuant to written purchase notices, for total net proceeds of approximately $1.7 million.